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New England Life Insurance Company
501 Boylston Street
Boston, MA 02116


April 22, 2008


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE: POST-EFFECTIVE AMENDMENT TO REGISTRATION STATEMENT ON FORM N-4 FOR NEW ENGLAND LIFE INSURANCE COMPANY AND NEW ENGLAND VARIABLE ANNUITY SEPARATE ACCOUNT (FILE NO. 333-51676)

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, New England Life Insurance Company, the depositor, on behalf of itself and New England Variable Annuity Separate Account, the registrant, and New England Securities Corporation, the principal underwriter, hereby request that the effective date of the above-referenced post-effective amendment to the registration statement filed on Form N-4 be accelerated and declared effective on April 28, 2008, or as soon thereafter as is reasonably practicable.

         NEW ENGLAND VARIABLE ANNUITY SEPARATE ACCOUNT
         (Registrant)


         NEW ENGLAND LIFE INSURANCE COMPANY
         (Depositor)

         By:  NEW ENGLAND LIFE INSURANCE COMPANY

              /s/ Marie Swift
              -----------------------------
              Marie Swift
              Vice President and Counsel


         New England Securities Corporation
         (Principal Underwriter)

         By:  /s/ Jeffrey P. Halperin
              -----------------------------
              Jeffrey P. Halperin
              Vice President